

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2019

Niu Yen-Yen
Chief Executive Officer
MU Global Holding Ltd
4/F, No. 30, Nanjing West Road
Datong District
Taipei City, 103 Taiwan, R.O.C.

> **Re: MU Global Holding Ltd.**
> **Registration Statement on Form S-1/A**
> **Filed on April 19, 2019**
> **File no. 333-228847**

Dear Ms. Yen-Yen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed on April 19, 2019, file no. 333-228847

Convertible Notes, page 24

1.   Although the Form of the Convertible Promissory Note is listed as Exhibit 99.2, it was not included in the filing. Please file the exhibit.

2.   We note that your convertible notes are convertible into shares of common stock upon the effectiveness of this registration statement. Clarify whether the underlying shares are being registered for resale on this registration statement. If so, tell us why the sale of the convertible notes should not be integrated with this registered offering under the Securities Act of 1933.

Niu Yen-Yen
MU Global Holding Ltd
April 24, 2019
Page 2

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Telecommunications

cc: Jeffrey DeNunzio